SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Ikanos Communications, Inc.

(Name of Subject Company)

Ikanos Communications, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45173E204

(CUSIP Number of Class of Securities)

Omid Tahernia

Chief Executive Officer

Ikanos Communications, Inc.

47669 Fremont Boulevard

Fremont, California 94538

(510) 979-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jorge del Calvo Allison Leopold Tilley Gabriella A. Lombardi Pillsbury Winthrop Shaw Pittman LLP 2550 Hanover Street Palo Alto, California 94304 (650) 233-4500	Andrew S. Hughes Vice President & General Counsel Ikanos Communications, Inc. 47669 Fremont Boulevard Fremont, California 94538 (510) 979-0400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Ikanos Communications, Inc. (“Ikanos”) originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2015. The Schedule 14D-9 relates to the tender offer by King Acquisition Co., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Qualcomm Atheros, Inc., a Delaware corporation (“Parent”) and wholly-owned subsidiary of QUALCOMM Incorporated (together with Purchaser and Parent, “Qualcomm”), to purchase all of the issued and outstanding shares of common stock of Ikanos at a per share purchase price of $2.75, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”) and assume all outstanding indebtedness of Ikanos at the closing of the Merger, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 19, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Qualcomm with the SEC on August 19, 2015 and amended on August 21, 2015 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.	The Solicitation or Recommendation

The last paragraph of “Item 4—The Solicitation or Recommendation; Opinion of Ikanos’ Financial Advisor” is hereby amended and restated to read in its entirety as follows:

“Needham & Company is a nationally recognized investment banking firm. As part of its investment banking services, Needham & Company is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham & Company believes it was retained by the Ikanos Board to act as its exclusive financial advisor based on Needham & Company’s experience as a financial advisor in mergers and acquisitions as well as Needham & Company’s familiarity with Ikanos and its industry generally. Needham & Company has in the past two years provided investment banking and financial advisory services to Ikanos and has received customary fees of approximately $1.1 million for those services, including having acted as sole book-runner in connection with the Company’s equity offering in November 2013. Needham & Company has not in the past two years provided investment banking or financial advisory services to Qualcomm for which it has received compensation. Needham & Company may in the future provide investment banking and financial advisory services to Qualcomm, Ikanos or their respective affiliates unrelated to the Offer or the Merger, for which services Needham & Company would expect to receive compensation. In the normal course of its business, Needham & Company may actively trade equity securities of Qualcomm or Ikanos for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in those securities.”

ITEM 5.	Persons/Assets Retained, Employed, Compensated or Used

The first paragraph of “Item 5—Persons/Assets Retained, Employed, Compensated or Used” is hereby amended and restated to read in its entirety as follows:

“Pursuant to Needham & Company’s engagement letter with Ikanos, Ikanos retained Needham & Company as exclusive financial advisor in connection with the Offer and the Merger and to render its opinion referred to in “Item 4—The Solicitation or Recommendation” above and attached as Annex I hereto. Ikanos has paid or agreed to pay Needham & Company transaction fees and expenses of approximately $1,900,000, $400,000 of which became payable upon Needham & Company’s delivery of its opinion on August 5, 2015, and the balance of which is payable upon consummation of the Offer. Whether or not the Offer or the Merger is consummated, Ikanos has agreed to reimburse Needham & Company for certain of its reasonable out-of-pocket expenses and to indemnify Needham & Company and related persons against various liabilities, including certain liabilities under federal securities laws.”

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	FAQs made available to Ikanos employees by Qualcomm (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 1 to the Schedule TO filed by Qualcomm on August 21, 2015.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2015	Ikanos Communications, Inc.

	By:	/s/ Dennis Bencala
Dennis Bencala
Chief Financial Officer and Vice President of Finance